Organigram Announces Mailing of Management Information Circular in Connection with Annual General and Special Meeting
Special Meeting to Approve Acquisition of Sanity Group GmbH

TORONTO, Ontario – March 10, 2026 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today that it has mailed and filed a management information circular (the “Circular”) and related materials (the “Meeting Materials”) for its annual and special meeting (the “Meeting”) of the holders of its common shares (the “Shareholders”) to be held on March 30, 2026. The Circular is available under Organigram’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
In addition to routine annual business to be conducted, Shareholders at the Meeting will be asked to consider and vote upon an ordinary resolution (the “Transaction Resolution”) approving the previously announced proposed acquisition by the Company of all of the issued and outstanding shares (the “Purchased Shares”) of Sanity Group GmbH (“Sanity” or the “Sanity Group”) not already owned by the Company (the “Transaction”), pursuant to the terms of a share purchase agreement dated February 18, 2026 (the “Share Purchase Agreement”) entered into among the Company and, inter alia, the sellers listed therein (collectively, the “Sellers”).
In consideration for the Purchased Shares, Organigram will pay the Sellers an upfront purchase price of €$113.4 million, consisting of €80.0 million in cash, and €33.4 million in common shares (the “Common Shares”) or Class A preferred shares (the “Class A Preferred Shares”, and together with the Common Shares, the “Shares”) in the capital of Organigram on the closing date of the Transaction (the “Closing Date”) at a price of $3.00 per Share, representing a 71% premium to the $1.75 closing price of the Company’s Common Shares on the Toronto Stock Exchange (the “TSX”) on the date prior to signing the Share Purchase Agreement. In addition, the Sellers are entitled to earnout consideration of up to €113.8 million, consisting of up to €20.0 million in cash and up to €93.8 million in Shares, dependent upon Sanity Group’s financial performance during the 12-month period following the Closing Date.
The Transaction Resolution also includes approval of a private placement financing (the “Private Placement Financing”) between Organigram and BAT, pursuant to which BAT has subscribed for 14,027,074 Shares at a price of $3.00 per Share and agreed to exercise certain existing top-up rights to subscribe for 9,897,356 Shares, for gross total proceeds of C$65.2 million. The proceeds of the Private Placement Financing will be used to fund the cash portion of the purchase price payable under the Transaction and to pay certain transaction-related expenses of the Company.
The Transaction is subject to the satisfaction of certain closing conditions, which includes, among other things, regulatory approval by the Toronto Stock Exchange (“TSX”), notification to the NASDAQ, clearance of the Transaction under Germany’s foreign direct investment regime from the German Ministry of Economics and Energy, and the requisite Shareholder approval of the Transaction Resolution at the Meeting.

Information about the Meeting
The Meeting will be held in person at 333 Bay Street, Suite 3400, Toronto, Ontario on Monday, March 30, 2026 at 10:00 a.m. (Toronto Time). Shareholders of record as of February 23, 2026 will be entitled to receive notice of and vote at the Meeting. For those Shareholders who are unable to attend the Meeting in person, the Company will make an audio-only telephone conference available for Shareholders to listen to the Meeting. No voting will occur on the audio conference. To join the audio-only telephone conference,

Shareholders can dial (646) 307-1963 (from Toronto) or (800) 715-9871 (toll-free) and quote the following reference number: 96766. The registration URL for the audio-only telephone conference is https://registrations.events/direct/Q4I967660.
Instructions as to how to attend the Meeting and to vote are set out in the Meeting Materials mailed to Shareholders. Shareholders are urged to vote well in advance of the Meeting and, in any event, prior to the proxy voting deadline of 10:00 a.m. (Toronto time) on March 26, 2026 (or, if the Meeting is adjourned or postponed, no later than forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened Meeting).

Investment Committee and Board of Directors Recommendation
The Investment Committee of the board of directors of the Company (the “Investment Committee”) and the board of directors of the Company (the “Board”), after consulting with their financial and legal advisors and having carefully considered, among other factors, the terms of the Transaction, and after receiving an opinion from BMO Nesbitt Burns Inc. concluding that, as of February 11, 2026, based upon and subject to the assumptions, limitations and qualifications set forth in its opinion, the consideration to be paid by the Company pursuant to the Share Purchase Agreement is fair and reasonable, from a financial point of view, to the Company, has unanimously (with certain interested directors abstaining from voting) determined that the Transaction is in the best interests of the Company and that the terms and conditions of the Transaction are fair and reasonable to the Company. Accordingly, the Investment Committee and the Board have unanimously (with certain interested directors abstaining from voting) approved the Transaction and recommends that the Shareholders vote IN FAVOUR of the Transaction at the Meeting.

Reasons for the Recommendation
In making its recommendation that Shareholders vote in favour of the Transaction, the Investment Committee and the Board carefully considered a number of factors, including the factors summarized below (which are set out in full in and qualified in their entirety by reference to the Circular):
•Positions the Company as a Leader in the Global Cannabis Market. The Transaction accelerates Organigram’s expansion into global cannabis markets by establishing a leading position in Germany, the world’s second-largest federally legal cannabis market after Canada, valued at over €2 billion in 2025 and serving approximately 800,000 patients, with market forecasts projecting continued growth beyond €4.5 billion by 2028. Through exposure to Germany, the UK, Switzerland and Poland, the Company will be well positioned to capture growth in rapidly expanding European markets.
•Creates a Vertically Integrated European Hub and Sophisticated Commercial Footprint. The Transaction will provide the Company with a vertically integrated European footprint, embedding a highly skilled local leadership team and a strong network of strategic partners in the global cannabis supply chain. Entering the European supply chain with Sanity Group’s deep network will position the Company to sell significantly greater volumes of high-margin flower, creating the ability to capture more of the value chain. The Company will capitalize on Sanity Group’s sophisticated commercial capabilities across Germany, Poland, the UK, and Switzerland and engage Sanity Group’s regulatory expertise, which is critical to navigating new markets.
•Financially Accretive Acquisition with Strong Growth and Profitability Profile. The Transaction is expected to be financially accretive to the Company, delivering meaningful and strategic scale to the Company’s revenue and profitability. In 2025, Sanity Group demonstrated consistent net revenue growth from €9 million in 2023 to €60 million in 2025, including €19 million generated in the fourth quarter of 2025, with continued profitability anticipated. Sanity Group has achieved consistent gross margin improvements, from 15% in 2023 to 47% in 2025, and based on Sanity Group’s internal estimates, has grown to the second largest market share position in the German cannabis market as of November 2025.
•Establishes a European Retail Presence and Credibility for Future Pilot Projects. The Company will gain immediate access to the Swiss retail market through Sanity Group’s two established pilot project locations. Sanity Group’s pilot project experience and established branding will enhance the Company’s credibility for future pilot projects in new European markets, specifically as the global regulatory landscape continues to evolve.
•Expansion of Organigram Brand and Intellectual Property. The Transaction will provide the Company with the potential opportunity to implement its industry leading brands and intellectual property into new global markets and support the expansion of its strategic partnerships. Sanity Group’s portfolio of brands reflects shared values surrounding innovation, whereby the Company can expand its focus on new developments including a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions. The Company anticipates the expansion and collaboration with Sanity Group’s established brands will deliver market share and revenue growth for the Company by appealing to a broad range of consumers seeking new, progressive cannabis formats.
Shareholder Questions and Voting Assistance
Shareholders who have questions or need assistance with voting their shares should contact the Company’s proxy solicitation agent, Sodali & Co, by telephone at 1-833-830-8205 (North America) or 1-289-695-3075 (outside North America), or by email at assistance@investor.sodali.com.
About Organigram Global Inc.
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets. Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Such assumptions include, without limitation, the receipt of the requisite approval of the Shareholders of the Transaction Resolution at the Meeting; the receipt of all required regulatory approvals, including final approval of the TSX and clearance under the German foreign direct investment regime; the satisfaction or waiver of all conditions to closing of the Transaction; the completion of the Transaction on the terms contemplated by the Share Purchase Agreement, the completion of the Private Placement Financing on the terms contemplated by the subscription agreement dated February 18, 2026 between BAT and the Company; and the realization of the anticipated benefits of the Transaction within the expected time periods. The forward-looking information included in this news release is provided as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Organigram Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca